Exhibit 4.3

Summary of the letter of intent between Fangda and Bonso signed on 11 July 2017.

Party A: Bonso Electronics (Shenzhen) Co., Ltd. (hereafter "Bonso")

Party B: Shenzhen Fangda Property Development Co., Ltd. (hereafter "Fangda")

Highlight of the letter of intent.

(1)	Both parties agree to redevelop the factory land in Bao An District of Shen Zhen currently held by Bonso.
(2)	Fangda will establish a new company to apply for government approval and for all the redevelopment.
(3)	Fangda will apply for changing the land to "M0" factory land and for a plot ratio of not less than 5.0.
(4)	Fangda will be responsible for all the cost of development as well as all the fees and taxes required for the project.
(5)
Bonso will provide the land for this project, and in return will receive 45% of the total floor area of the redeveloped property.  The property to be returned to Bonso will be industrial building and shopping mall, and they are to be leased out for rental income.

(6)	Both parties will share the profits from the property management after the construction. Each party will get 50% of the profits from the property management company.
(7)	Fangda will pay RMB 10 million to Bonso as a compensation to relocate the existing tenant.
(8)	Fangda will start due diligence process on Bonso's land and building.
(9)
Fangda will transfer to Bonso a total of RMB 20 million as a deposit for this project, and Bonso will return the RMB 20 million to Fangda after the agreed property (45% of the total floor area) is transferred to Bonso.

(10)	Both parties will negotiate and sign the final agreement within 90 days.